

May 9, 2013

Via E-mail
George M. Carrara
Chief Financial Officer
Fifth & Pacific Companies, Inc.
1441 Broadway
New York, NY 10018

Re: **Fifth & Pacific Companies, Inc.**
     Form 10-K for Fiscal Year Ended December 29, 2012
     Filed February 21, 2013
     File No. 001-10689

Dear Mr. Carrara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42
Result of Operations, page 46

Net Sales, page 47

1.   We note your disclosures indicating that your comparable direct-to-consumer net sales include both store sales and e-commerce sales. You also disclose the percentage change of comparable direct-to-consumer net sales to explain increases (decreases) or on any change in trends of this metric. Please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with the text of your proposed future disclosure.

2.   We note you disclose "sales productivity" for each of your segments and express this
        metric on an average square foot basis. Please describe how this metric is computed and
        tell us whether it includes the effects of your e-commerce sales. To the extent that e-
        commerce sales are included and had a material effect on this metric for the periods
        presented, please confirm that you will present this key performance indicator in a
        manner that either separately quantifies the e-commerce activity or provides transparent
        disclosure regarding the impact of e-commerce sales on this metric. Please provide us
        with the text of your proposed future disclosure in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding these comments and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining